THe Dreyfus/Laurel Funds, Inc.
c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

July 8, 2013

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:      The Dreyfus/Laurel Funds, Inc.

            Request for Withdrawal of Post-Effective Amendment No. 135 to the Registration Statement on Form N-1A

            (File Nos. 33-16338 and 811-5202)

Ladies and Gentlemen:

The Dreyfus/Laurel Funds, Inc. (the "Fund") respectfully requests that Post-Effective Amendment No. 135 to its Registration Statement on Form N-1A (the "Registration Statement") filed on July 8, 2013 ("Post-Effective Amendment No. 135"), together with all exhibits thereto, be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Fund is requesting withdrawal of Post-Effective Amendment No. 135 because it was inadvertently filed with incorrect Series and Class ID's for Dreyfus Opportunistic Emerging Markets Debt Fund. Post-Effective Amendment No. 135 was filed in order to file an exhibit containing interactive data format risk/return summary information using the eXtensible Business Reporting Language (XBRL) relating to Post-Effective Amendment No. 133 to the Registration Statement filed on June 14, 2013.  The Fund will file another post-effective amendment with an exhibit containing interactive data format risk/return summary information using XBRL with correct Series and Class ID's.

Please direct any questions regarding this matter to the undersigned at (212) 922-6867.

Sincerely,

/s/ Denise Negron

Denise Negron,

Paralegal